 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 11, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 5 February 2025 (official registry number 2584) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 3 and 10 April 2025 (both inclusive).

The cash amount of the shares purchased to 10 April 2025 as a result of the execution of the Buy-back Programme amounts to 1,081,573,921 Euros, which represents approximately 68.2% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication. With these purchases, the Bank has repurchased approximately 13.7% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
03/04/2025	SAN	Purchase	XMAD	4,161,135	6.0811
03/04/2025	SAN	Purchase	CEUX	282,562	6.0912
03/04/2025	SAN	Purchase	TQEX	89,811	6.0928
03/04/2025	SAN	Purchase	AQEU	116,492	6.0795
04/04/2025	SAN	Purchase	XMAD	8,485,803	5.6815
04/04/2025	SAN	Purchase	CEUX	2,214,825	5.5393
04/04/2025	SAN	Purchase	TQEX	517,946	5.5444
04/04/2025	SAN	Purchase	AQEU	1,031,760	5.5445
07/04/2025	SAN	Purchase	XMAD	10,181,360	5.1929
07/04/2025	SAN	Purchase	CEUX	5,532,519	5.2273
07/04/2025	SAN	Purchase	TQEX	582,830	5.1400
07/04/2025	SAN	Purchase	AQEU	1,152,957	5.1612
08/04/2025	SAN	Purchase	XMAD	11,297,954	5.4252
08/04/2025	SAN	Purchase	CEUX	5,877,826	5.4337
08/04/2025	SAN	Purchase	TQEX	616,420	5.3427
08/04/2025	SAN	Purchase	AQEU	1,207,800	5.3134
09/04/2025	SAN	Purchase	XMAD	11,054,407	5.3674
09/04/2025	SAN	Purchase	CEUX	6,081,696	5.3580
09/04/2025	SAN	Purchase	TQEX	628,151	5.3760
09/04/2025	SAN	Purchase	AQEU	1,235,746	5.3675
10/04/2025	SAN	Purchase	XMAD	3,860,326	5.7368
10/04/2025	SAN	Purchase	CEUX	1,395,898	5.6999
10/04/2025	SAN	Purchase	TQEX	269,037	5.7008
10/04/2025	SAN	Purchase	AQEU	674,739	5.6992
			TOTAL	78,550,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 11 April 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 03/04/2025 and 10/04/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-03-a-10-abr-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 11, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance